THE ALGER FUNDS

360 Park Avenue South

New York, New York 10010

March 28, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kim Browning

Re:	The Alger Funds (File Nos.: 811-1355, 33-4959)
Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of The Alger Funds (the “Trust”), we are transmitting this letter via EDGAR correspondence in response to a request of the staff of the Securities and Exchange Commission (the “Staff”). This correspondence relates to Post-Effective Amendment No. 114 to the above referenced Registration Statement filed with the SEC on September 21, 2018. On February 6, 2019 Kimberly Browning of the Staff requested that we provide to the Staff details of the policies and procedures referenced in the section of the prospectus titled “Limitations on Excessive Trading” that pertain to the circumstances when a shareholder may be involuntarily redeemed as a result of excessive trading activity.

The Trust’s policies and procedures, administered by the Trust’s Chief Compliance Officer and the Trust’s investment adviser, Fred Alger Management, Inc., use certain specific, objective, quantitative factors to define a trading pattern that it considers excessive or potentially harmful to a fund, and refers to such a pattern as “Market Timing.” Such factors may change from time to time. Our policies contemplate certain circumstances which will result in the permanent restriction of an account from purchasing or exchanging shares of the fund. Those circumstances include detection of a third instance of Market Timing by an account within one year, or, if the Trust, in its discretion, has reason to believe that a market timing strategy will be employed by a shareholder or intermediary. Any account that is permanently restricted from purchase and exchange will be involuntarily redeemed out of the fund at the next determined NAV.

Very truly yours,

/s/ Christopher Ullman
Christopher Ullman

cc:	Hal Liebes, Esq.
Tina Payne, Esq.
Gary Granik, Esq.

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